SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

January 30, 2002

E.ON divests Veba Oel majority

Veba Oel sells upstream business to Petro-Canada

E.ON is systematically continuing to focus on its core energy business. In accordance with an agreement reached in summer 2001, BP will acquire a 51 percent stake in Veba Oel by a capital increase in early February 2002. The transaction will enable Veba Oel and Aral to rapidly enter their partnership with BP, a partnership that ensures their future viability. In the wake of the capital increase, E.ON will receive roughly €1.9 billion from BP in redeemed shareholder loans.

Starting in April 2002, E.ON has the right to exercise a put option to sell its remaining 49 percent stake in Veba Oel to BP. Last summer E.ON and BP priced the option at €2.8 billion, plus purchase price adjustments.

These adjustments are now due to take effect. In consultation with BP. Veba Oel sold its entire exploration and production business to Petro-Canada. The purchase price totals about €2.4 billion, substantially exceeding original expectations. By exercising the put option E.ON's proceeds resulting from the divestiture of Veba Oel could increase by €500 million for a total of about €3.3 billion.

BP had indicated that it would sell Veba Oel's upstream operations, which do not complement BP's existing portfolio. In Petro-Canada, BP and E.ON have found a buyer willing to pay an attractive price and one that also offers Veba Oel's upstream unit solid prospects for the future. Petro-Canada, one of Canada's leading oil and gas companies, plans to continue Veba Oel's upstream business as a complete entity.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For information please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

Ad-hoc-Release

January 30,2002

Notice in Accordance with sec. 15 of the Securities Trading Act of E.ON AG

E.ON divests Veba Oel majority

Veba Oel sells upstream business to Petro-Canada

E.ON is systematically continuing to focus on its core energy business. In accordance with an agreement reached in summer 2001, BP will acquire a 51 percent stake in Veba Oel by a capital increase in early February 2002. The transaction will enable Veba Oel and Aral to rapidly enter their partnership with BP, a partnership that ensures their future viability. In the wake of the capital increase, E.ON will receive roughly €1.9 billion from BP in redeemed shareholder loans.

Starting in April 2002, E.ON has the right to exercise a put option to sell its remaining 49 percent stake in Veba Oel to BP. Last summer E.ON and BP priced the option at €2.8 billion, plus purchase price adjustments.

These adjustments are now due to take effect. In consultation with BP, Veba Oel sold its entire exploration and production business to Petro-Canada. The purchase price totals about €2.4 billion, substantially exceeding original expectations. By exercising the put option E.ON's proceeds resulting from the divestiture of Veba Oel could increase by €500 million for a total of about €3.3 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934. the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: January 30, 2002

By: ________________

Michael C. Wilhelm
Senior Vice President
Accounting